Filed pursuant to Rule 433
Dated November 22, 2019
Relating to Preliminary Prospectus Supplement dated November 22, 2019 and
Prospectus dated February 24, 2017
Registration Statement No. 333-216247

Term Sheet

November 22, 2019

FORTRESS TRANSPORTATION AND INFRASTRUCTURE INVESTORS LLC

4,000,000 8.00% Fixed-to-Floating Rate Series B Cumulative Perpetual Redeemable Preferred Shares
(Liquidation Preference $25.00 per Share)

This pricing term sheet supplements Fortress Transportation and Infrastructure Investors LLC’s preliminary prospectus supplement, dated November 22, 2019 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of its 8.00% Fixed-to-Floating Rate Series B Cumulative Perpetual Redeemable Preferred Stock, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Fortress Transportation and Infrastructure Investors LLC, a Delaware limited liability company (NYSE: FTAI) (the “Company”)

Security:	8.00% Fixed-to-Floating Rate Series B Cumulative Perpetual Redeemable Preferred Shares (the “Series B Preferred Shares” or the “shares”)

Size:	$100,000,000 (4,000,000 Series B Preferred Shares)

Option to purchase additional shares:	$15,000,000 (600,000 Series B Preferred Shares)

Maturity:	Perpetual (unless redeemed by the Company as described in the Preliminary Prospectus Supplement)

Liquidation Preference	$25.00 per Series B Preferred Share, plus an amount equal to accumulated and unpaid distributions thereon, if any, to, but excluding, the date of payment, whether or not declared.

Distribution Payment Dates:
Quarterly in arrears on the 15th day of March, June, September and December of each year, commencing on March 15, 2020 (each a “Distribution Payment Date”).  An initial distribution will be payable on March 15, 2020 in an amount equal to approximately $0.60000 per share.

Distribution Rate:
Distributions based on the stated liquidation preference of $25.00 per Series B Preferred Share will accrue at a rate equal to (i) during the Fixed Rate Period, 8.00% per annum and (ii) during the Floating Rate Period, Three-Month LIBOR plus a spread of 644.7 basis points per annum.

Day count:	During the Fixed Rate Period: 30/360. During the Floating Rate Period: 360-day year and the number of days in the Distribution Period.

Optional Redemption on or after December 15, 2024:
At any time on or after December 15, 2024, the Company may redeem, in whole or in part, the Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share, plus an amount equal to all accumulated and unpaid distributions thereon, if any, to, but excluding, the date of redemption, whether or not declared.

Optional Redemption upon a Ratings Event:
At any time within 120 days after the conclusion of any review or appeal process instituted by the Company following the occurrence of a Ratings Event, the Company may, at its option, redeem the Series B Preferred Shares in whole, but not in part, prior to December 15, 2024, at a redemption price per Series B Preferred Share equal to $25.50 (102% of the liquidation preference of $25.00), plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared.

Optional Redemption upon a Change of Control:
If a Change of Control occurs, the Company may, at its option, redeem the Series B Preferred Shares, in whole but not in part, prior to December 15, 2024 and within 60 days after the occurrence of such Change of Control, at a price of $25.25 per Series B Preferred Share, plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared.

Distribution Rate Step-Up Following a Change of Control:
If (i) a Change of Control occurs (whether before, on or after December 15, 2024) and (ii) the Company does not give notice prior to the 31st day following the Change of Control to redeem all the outstanding Series B Preferred Shares, the distribution rate per annum on the Series B Preferred Shares will increase by 5.00%, beginning on the 31st day following such Change of Control.

Optional Redemption upon a Tax Redemption Event:
If a Tax Redemption Event occurs, the Company may, at its option, redeem the Series B Preferred Shares, in whole but not in part, prior to December 15, 2024 and within 60 days after the occurrence of such Tax Redemption Event, at a price of $25.25 per Series B Preferred Share, plus an amount equal to all accumulated and unpaid distributions thereon, if any, to, but excluding, the date of redemption, whether or not declared.

Listing:
The Company intends to file an application to list the Series B Preferred Shares on the New York Stock Exchange (the “NYSE”) under the symbol “FTAI PR B.” If the application is approved, trading of the Series B Preferred Shares on the NYSE is expected to begin within 30 days after the original issue date.

Trade Date:	November 22, 2019

Settlement Date:
November 27, 2019 (T+3).  We expect to deliver the shares against payment for the shares on or about November 27, 2019, which will be the third business day following the date of the pricing of the shares (‘‘T+3’’). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the shares initially will settle in T+3 to specify alternative settlement arrangements to prevent a failed settlement.

Public Offering Price:	$25.00 per Series B Preferred Share

Underwriting Discount:	$0.7875 per Series B Preferred Share

Net Proceeds (before expenses) to Issuer:	$96,850,000

Joint Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC UBS Securities LLC Stifel, Nicolaus & Company, Incorporated
Co-Managers	Raymond James & Associates, Inc. B. Riley FBR, Inc. BTIG, LLC The Oak Ridge Financial Services Group, Inc.

Transfer Agent and Registrar:	American Stock Transfer & Trust Company, LLC

CUSIP/ISIN:	34960P 309 / US34960P3091

General

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series B Preferred Shares and is not soliciting an offer to buy the Series B Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The Company has filed a registration statement (including a prospectus and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preliminary Prospectus Supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: Morgan Stanley & Co. LLC at (866) 718-1649, J.P. Morgan Securities LLC at (212) 834-4533, UBS Securities LLC at (888) 827-7275 and Stifel, Nicolaus & Company, Incorporated at (855) 300-7136.

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